

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

June 25, 2009

Mr. William J. Federici
West Pharmaceutical Services, Inc.
101 Gordon Drive
PO Box 645
Lionville, PA 19341-0645

> **RE: West Pharmaceutical Services, Inc**.
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 26, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2009**
> **File #1-8036**

Dear Mr. Federici:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728, Pamela A. Long, Assistant Director, at (202) 551-3765 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief